Jennifer López

Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Re: Tipmefast, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 25, 2021

File No. 333-222880

Dear Ms. Lopez;

Please find below the registrant’s responses to your comments.

Amendment No. 2 to Form S-1 filed August 25, 2021

General

1. We note your response to comment 1, however your disclosure continues to state that "[t]he Shareholders will sell the common stock being registered in this offering at a fixed price of $0.005 per share, until the securities are quoted on the OTC

PINKSHEETS listed on an exchange and thereafter at prevailing market prices or privately negotiated prices" (emphasis added). Please note that the OTC Pink Market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, pleas revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose that shares will be sold at a fixed price until your shares are listed on a national securities exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Your disclosure should not indicate that the securities will be sold at prevailing market prices after the securities are quoted on the OTC Pink

Market. Please refer to Item 501(b)(3) of Regulation S-K. As a related matter, please have counsel revise the legal opinion to remove similar disclosure referencing the OTC Pink

Sheets.

Revised to reflect fixed prices until listed on a nationally recognized securities exchange.

2. Please update your financial statements and related disclosures as required under Rule 8-08 of Regulation S-X.

So updated.

Very truly yours,

Raid Chalil

Chief Executive Officer

Tipmefast, Inc.